                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the Month of October, 2003

                        KOREA ELECTRIC POWER CORPORATION
                 (Translation of registrant's name into English)

              167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X   Form 40-F
                                     -----           -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           -------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           -------

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                             Yes       No   X
                                 -----    -----

       If "Yes" is marked, indicate below the file number assigned to the
            registrant in connection with Rule 12g3-2(b): 82-       .
                                                             -------

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

         PUBLIC NOTICE CONCERNING CONVOCATION OF THE FIRST BONDHOLDERS'
       MEETING FOR KOREA ELECTRIC POWER CORPORATION REVERSE DUAL CURRENCY
           JAPANESE YEN/AUSTRALIAN DOLLAR BONDS - FIRST SERIES (1996)


To the Bondholders
                                                              October 15th, 2003


                        KOREA ELECTRIC POWER CORPORATION
REVERSE DUAL CURRENCY JAPANESE YEN/AUSTRALIAN DOLLAR BONDS - FIRST SERIES (1996)


Commissioned Companies for Bondholders

Shinsei Bank, Limited                       Aozora Bank, Ltd.
Mizuho Corporate Bank, Ltd.                 The Bank of Tokyo-Mitsubishi, Ltd.
The Nomura Trust and Banking Co., Ltd.      The Norinchukin Bank

The Commissioned Companies for Bondholders will hold the First Bondholders' Meeting (the "Meeting") for the above captioned bonds (the "Bonds") as stated below. You or your attorney-in-fact are kindly invited to attend the Meeting. As the proposed agenda of the Meeting requires quorum for the resolutions, if you or your attorney-in-fact will not attend the Meeting, you are kindly requested to submit a Power of Attorney authorizing Shinsei Bank, Limited , as the Representative Commissioned Company for Bondholders for the Bonds (the "Representative Commissioned Company for Bondholders") to act as your attorney-in-fact to the Representative Commissioned Company for Bondholders in advance upon reviewing the below mentioned Reference Material and identifying your vote on each agenda. Documents, which are available for your reference in exercising your voting right in the Meeting (the "Reference Material"), shall be kept at the Head Office of the Representative Commissioned Company for Bondholders and made available for perusal by the Bondholders during the period from Wednesday, October 15th, 2003 to one day prior to the convocation date of the Meeting. The Reference Material can be sent to the Bondholders upon receipt of their request after Wednesday, October 15th, 2003, therefore, you are requested to contact the Representative Commissioned Company for Bondholders, whose contact address are stated below. If you wish to exercise your voting right in the Meeting, please submit the Bond certificate(s) or recording certificate(s), as the case may be, to the Representative Commissioned Company for Bondholders for deposit, by 17:00, Tuesday, November 18th, 2003 (Tokyo time). (If you or your attorney-in-fact cannot attend the Meeting, you can submit a Voting Instruction in advance to exercise your voting right pursuant to the provision of Paragraph 1, Article 321-2 of the

Commercial Code of Japan. However, according to Korea Electric Power Corporation, resolution on the agenda 2 below at the Meeting will become effective upon approval by the Korean court as well as by the Tokyo District Court, and the voting right exercise in writing is not allowed under the Commercial Code of Korea. Therefore, it is possible that such voting right exercise in writing in advance will not be regarded as valid by Korean court.)

1.   Date & Time         10:00, Wednesday, November 26th, 2003

2.   Place               Rodo Square Tokyo
                         13-14, Shintomi 1-chome, Chuo-ku, Tokyo, Japan
                         (Hacchobori Station (Hibiya Line / JR Keiyo Line),
                         2 minutes walk from Exit A3

3.   Purpose of the Meeting

Reason for Convocation of Bondholders' Meeting
Korea Electric Power Corporation ("KEPCO") has requested the Representative Commissioned Company for Bondholders to convene a Bondholders' Meeting to resolve (1) release of joint and several liabilities under the Bonds of KEPCO's six generation company subsidiaries, or Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd., Korea East-West Power Co., Ltd. and Korea Hydro & Nuclear Power Co., Ltd., (2) deletion of condition 23 (d) of the conditions of the Bonds (the "Conditions of Bonds"), (3) provision of guarantee of the Bonds by The Korea Development Bank ("KDB") in exchange for (1) and (2), and (4) other related amendments to the Conditions of Bonds or to other documents or addition thereto. The Commissioned Companies for Bondholders have deemed the above mentioned matters proposed to be resolved " to have a material effect on the interests of the Bondholders" as stated in condition 24 of the Conditions of Bonds and decided to convene the Bondholders' Meeting.

Agenda
1. To delete condition 23(d) of the Conditions of Bonds which states "if KEPCO ceases for any reason whatsoever to be a statutory juridical entity a majority of whose capital is directly or indirectly owned by the Republic of Korea, unless in each case the Republic of Korea or a legal entity duly created and validly existing under the laws of the Republic of Korea assumes the entire obligation of KEPCO under the Bonds, provided that such legal entity is engaged in substantially the same activities as those presently engaged in by KEPCO and is controlled by the Republic of Korea to such an extent as is satisfactory to the Commissioned Companies for Bondholders and provided further that in the reasonable judgment of the Commissioned Companies for Bondholders such assumption is not materially prejudicial to the interests of the Bondholders; or" in return for the joint and several guarantees by KDB of the obligation of KEPCO to the Bondholders under the Bonds.
2. To waive, in return for the joint and several guarantees by KDB, the joint and several liabilities of the six generation company subsidiaries, Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd., Korea East-West Power Co., Ltd. and Korea Hydro & Nuclear Power Co., Ltd., in respect of all obligations of KEPCO to the Bondholders under the Bonds, without affecting the obligations of KEPCO under the Bonds.
3. To agree that KDB will jointly and severally guarantee the obligation of KEPCO to the Bondholders under the Bonds if agenda 1 and 2 above are approved at the meeting.
4. To approve such changes in the Conditions of Bonds or addition of the Conditions of Guarantee as are necessary or desirable in consideration of agenda 1 through 3 above and to consent that such changes or addition or other necessary changes will be deemed to be written on the Bond Certificate(s).
5. Regarding the matters related to the agenda 1 through 4 above in the Agreement with Commissioned Companies for Bondholders, the Paying Agents Agreement and the Recording Agency Agreement and other relevant documents relating to the Bonds, to approve or give powers and authorities to the Commissioned Companies for Bondholders or their representative, the Representative Paying Agent or the Recording Agency on each of their behalf or on behalf of the Bondholders to make necessary or desirable changes to the above documents or prepare or consent to new agreements and other documents with KEPCO or KDB.

If you have any queries on this Public Notice, please contact:
Shinsei Bank, Limited, Process Support Division (Tel: 03-5511-5612, 9:00 -
17:00)


--------------------------------------------------------------------------------
     Furthermore, presentation meetings for Bondholders are scheduled by KEPCO besides the Bondholders' Meeting.
     Please contact International Finance Department of Daiwa Securities SMBC Co. Ltd. At 03-5202-3497 / 3505, Financial Advisor of KEPCO, if you have any queries about such presentation meetings.
--------------------------------------------------------------------------------

This exchange offer is made for securities of a non-U.S. company. The offer is subject to disclosure requirements of a country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with accounting standards that may not be comparable to the financial statements of United States companies.
It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws of the United States, since Korea Electric Power Corporation and The Korea Development

Bank are located in a country outside of the United States, and some or all of their respective officers and directors may be residents of a country outside of the United States. You may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. It may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court's judgment.

         PUBLIC NOTICE CONCERNING CONVOCATION OF THE FIRST BONDHOLDERS'
       MEETING FOR KOREA ELECTRIC POWER CORPORATION REVERSE DUAL CURRENCY
           JAPANESE YEN/AUSTRALIAN DOLLAR BONDS - SECOND SERIES (1996)


To the Bondholders
                                                              October 15th, 2003


                        KOREA ELECTRIC POWER CORPORATION
                      REVERSE DUAL CURRENCY JAPANESE YEN/
                 AUSTRALIAN DOLLAR BONDS - SECOND SERIES (1996)


Commissioned Companies for Bondholders

Shinsei Bank, Limited                        Aozora Bank, Ltd.
Mizuho Corporate Bank, Ltd.                  The Bank of Tokyo-Mitsubishi, Ltd.
The Nomura Trust and Banking Co., Ltd.       The Norinchukin Bank


The Commissioned Companies for Bondholders will hold the First Bondholders' Meeting (the "Meeting") for the above captioned bonds (the "Bonds") as stated below. You or your attorney-in-fact are kindly invited to attend the Meeting. As the proposed agenda of the Meeting requires quorum for the resolutions, if you or your attorney-in-fact will not attend the Meeting, you are kindly requested to submit a Power of Attorney authorizing Shinsei Bank, Limited, as the Representative Commissioned Company for Bondholders for the Bonds (the "Representative Commissioned Company for Bondholders") to act as your attorney-in-fact to the Representative Commissioned Company for Bondholders in advance upon reviewing the below mentioned Reference Material and identifying your vote on each agenda. Documents, which are available for your reference in exercising your voting right in the Meeting (the "Reference Material"), shall be kept at the Head Office of the Representative Commissioned Company for Bondholders and made available for perusal by the Bondholders during the period from Wednesday, October 15th, 2003 to one day prior to the convocation date of the Meeting. The Reference Material can be sent to the Bondholders upon receipt of their request after Wednesday, October 15th, 2003, therefore, you are requested to contact the Representative Commissioned Company for Bondholders, whose contact address are stated below. If you wish to exercise your voting right in the Meeting, please submit the Bond certificate(s) or recording certificate(s), as the case may be, to the Representative Commissioned Company for Bondholders for deposit, by 17:00, Tuesday, November 18th, 2003 (Tokyo time). (If you or your attorney-in-fact cannot attend the Meeting, you can submit a Voting Instruction in advance to exercise your voting right pursuant to the provision of Paragraph 1, Article 321-2 of the

Commercial Code of Japan. However, according to Korea Electric Power Corporation, resolution on the agenda 2 below at the Meeting will become effective upon approval by the Korean court as well as by the Tokyo District Court, and the voting right exercise in writing is not allowed under the Commercial Code of Korea. Therefore, it is possible that such voting right exercise in writing in advance will not be regarded as valid by Korean court.)

1.   Date & Time         15:00, Wednesday, November 26th, 2003

2.   Place               Rodo Square Tokyo
                         13-14, Shintomi 1-chome, Chuo-ku, Tokyo, Japan
                         (Hacchobori Station (Hibiya Line / JR Keiyo Line),
                         2 minutes walk from Exit A3

3.   Purpose of the Meeting

Reason for Convocation of Bondholders' Meeting
Korea Electric Power Corporation ("KEPCO") has requested the Representative Commissioned Company for Bondholders to convene a Bondholders' Meeting to resolve (1) release of joint and several liabilities unde the Bonds of KEPCO's six generation company subsidiaries, or Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd., Korea East-West Power Co., Ltd. and Korea Hydro & Nuclear Power Co., Ltd., (2) deletion of condition 23 (d) of the conditions of the Bonds (the "Conditions of Bonds"), (3) provision of guarantee of the Bonds by The Korea Development Bank ("KDB") in exchange for (1) and (2), and (4) other related amendments to the Conditions of Bonds or to other documents or addition thereto. The Commissioned Companies for Bondholders have deemed the above mentioned matters proposed to be resolved "to have a material effect on the interests of the Bondholders" as stated in condition 24 of the Conditions of Bonds and decided to convene the Bondholders' Meeting.

Agenda
1. To delete condition 23(d) of the Conditions of Bonds which states "if KEPCO ceases for any reason whatsoever to be a statutory juridical entity a majority of whose capital is directly or indirectly owned by the Republic of Korea, unless in each case the Republic of Korea or a legal entity duly created and validly existing under the laws of the Republic of Korea assumes the entire obligation of KEPCO under the Bonds, provided that such legal entity is engaged in substantially the same activities as those presently engaged in by KEPCO and is controlled by the Republic of Korea to such an extent as is satisfactory to the Commissioned Companies for Bondholders and provided further that in the reasonable judgment of the Commissioned Companies for Bondholders such assumption is not materially prejudicial to the interests of the Bondholders; or" in return for the joint and several guarantees by KDB of the obligation of KEPCO to the Bondholders under the Bonds.
2. To waive, in return for the joint and several guarantees by KDB, the joint and several liabilities of the six generation company subsidiaries, Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd., Korea East-West Power Co., Ltd. and Korea Hydro & Nuclear Power Co., Ltd., in respect of all obligations of KEPCO to the Bondholders under the Bonds, without affecting the obligations of KEPCO under the Bonds.
3. To agree that KDB will jointly and severally guarantee the obligation of KEPCO to the Bondholders under the Bonds if agenda 1 and 2 above are approved at the meeting.
4. To approve such changes in the Conditions of Bonds or addition of the Conditions of Guarantee as are necessary or desirable in consideration of agenda 1 through 3 above and to consent that such changes or addition or other necessary changes will be deemed to be written on the Bond Certificate(s).
5. Regarding the matters related to the agenda 1 through 4 above in the Agreement with Commissioned Companies for Bondholders, the Paying Agents Agreement and the Recording Agency Agreement and other relevant documents relating to the Bonds, to approve or give powers and authorities to the Commissioned Companies for Bondholders or their representative, the Representative Paying Agent or the Recording Agency on each of their behalf or on behalf of the Bondholders to make necessary or desirable changes to the above documents or prepare or consent to new agreements and other documents with KEPCO or KDB.

If you have any queries on this Public Notice, please contact:
Shinsei Bank, Limited, Process Support Division (Tel: 03-5511-5612, 9:00 -
17:00)


--------------------------------------------------------------------------------
     Furthermore, presentation meetings for Bondholders are scheduled by KEPCO besides the Bondholders' Meeting.
     Please contact International Finance Department of Daiwa Securities SMBC Co. Ltd. At 03-5202-3497 / 3505, Financial Advisor of KEPCO, if you have any queries about such presentation meetings.
--------------------------------------------------------------------------------

This exchange offer is made for securities of a non-U.S. company. The offer is subject to disclosure requirements of a country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws of the United States, since Korea Electric Power Corporation and The Korea Development

Bank are located in a country outside of the United States, and some or all of their respective officers and directors may be residents of a country outside of the United States. You may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. It may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court's judgment.

         PUBLIC NOTICE CONCERNING CONVOCATION OF THE FIRST BONDHOLDERS'
       MEETING FOR KOREA ELECTRIC POWER CORPORATION JAPANESE YEN BONDS OF
                              1995 - FOURTH SERIES


To the Bondholders                                            October 15th, 2003


   KOREA ELECTRIC POWER CORPORATION JAPANESE YEN BONDS OF 1995 - FOURTH SERIES

Commissioned Companies for Bondholders
Aozora Bank, Ltd.                         Mizuho Corporate Bank, Ltd.
Shinsei Bank, Limited                     Sumitomo Mitsui Banking Corporation
The Bank of Tokyo-Mitsubishi, Ltd.        The Sumitomo Trust & Banking Co., Ltd.


The Commissioned Companies for Bondholders will hold the First Bondholders' Meeting (the "Meeting") for the above captioned bonds (the "Bonds") as stated below. You or your attorney-in-fact are kindly invited to attend the Meeting. As the proposed agenda of the Meeting requires quorum for the resolutions, if you or your attorney-in-fact will not attend the Meeting, you are kindly requested to submit a Power of Attorney authorizing Aozora Bank, Ltd., as the Representative Commissioned Company for Bondholders for the Bonds (the "Representative Commissioned Company for Bondholders") to act as your attorney-in-fact to the Representative Commissioned Company for Bondholders in advance upon reviewing the below mentioned Reference Material and identifying your vote on each agenda. Documents, which are available for your reference in exercising your voting right in the Meeting (the "Reference Material"), shall be kept at the Head Office of the Representative Commissioned Company for Bondholders and made available for perusal by the Bondholders during the period from Wednesday, October 15th, 2003 to one day prior to the convocation date of the Meeting. The Reference Material can be sent to the Bondholders upon receipt of their request after Wednesday, October 15th, 2003, therefore, you are requested to contact the Representative Commissioned Company for Bondholders, whose contact address are stated below. If you wish to exercise your voting right in the Meeting, please submit the Bond certificate(s) or recording certificate(s), as the case may be, to the Representative Commissioned Company for Bondholders for deposit, by 17:00, Monday, November 17th, 2003 (Tokyo time). (If you or your attorney-in-fact cannot attend the Meeting, you can submit a Voting Instruction in advance to exercise your voting right pursuant to the provision of Paragraph 1, Article 321-2 of the

Commercial Code of Japan. However, according to Korea Electric Power Corporation, resolution on the agenda 2 below at the Meeting will become effective upon approval by the Korean court as well as by the Tokyo District Court, and the voting right exercise in writing is not allowed under the Commercial Code of Korea. Therefore, it is possible that such voting right exercise in writing in advance will not be regarded as valid by Korean court.)

1.   Date & Time             10:00, Tuesday, November 25th, 2003

2.   Place                   Rodo Square Tokyo
                             13-14, Shintomi 1-chome, Chuo-ku, Tokyo, Japan
                             (Hacchobori Station (Hibiya Line / JR Keiyo Line),
                             2 minutes walk from Exit A3

3.   Purpose of the Meeting

Reason for Convocation of Bondholders' Meeting
Korea Electric Power Corporation ("KEPCO") has requested the Representative Commissioned Company for Bondholders to convene a Bondholders' Meeting to resolve (1) release of joint and several liabilities under the Bonds of KEPCO's six generation company subsidiaries, or Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd., Korea East-West Power Co., Ltd. and Korea Hydro & Nuclear Power Co., Ltd., (2) deletion of condition 23 (iv) of the conditions of the Bonds (the "Conditions of Bonds"), (3) provision of guarantee of the Bonds by The Korea Development Bank ("KDB") in exchange for (1) and (2), and (4) other related amendments to the Conditions of Bonds or to other documents or addition thereto. The Commissioned Companies for Bondholders have deemed the above mentioned matters proposed to be resolved " to have a material effect on the interests of the Bondholders" as stated in condition 24 of the Conditions of Bonds and decided to convene the Bondholders' Meeting.


Agenda

1. To delete condition 23(iv) of the Conditions of Bonds which states "if KEPCO ceases for any reason whatsoever to be a statutory juridical entity a majority of whose capital is directly or indirectly owned by the Republic of Korea, unless in each case the Republic of Korea or a legal entity duly created and validly existing under the laws of the Republic of Korea assumes the entire obligation of KEPCO under the Bonds, provided that such legal entity is engaged in substantially the same activities as those presently engaged in by KEPCO and is controlled by the Republic of Korea to such an extent as is satisfactory to the Commissioned Companies for Bondholders and provided further that in the reasonable judgment of the Commissioned Companies for Bondholders such assumption is not materially prejudicial to the interests of the Bondholders; or" in return for the joint and several guarantees by KDB of the obligation of KEPCO to the Bondholders under the Bonds.
2. To waive, in return for the joint and several guarantees by KDB, the joint and several liabilities of the six generation company subsidiaries, Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd., Korea East-West Power Co., Ltd. and Korea Hydro & Nuclear Power Co., Ltd., in respect of all obligations of KEPCO to the Bondholders under the Bonds, without affecting the obligations of KEPCO under the Bonds.
3. To agree that KDB will jointly and severally guarantee the obligation of KEPCO to the Bondholders under the Bonds if agenda 1 and 2 above are approved at the meeting.
4. To approve such changes in the Conditions of Bonds or addition of the Conditions of Guarantee as are necessary or desirable in consideration of agenda 1 through 3 above and to consent that such changes or addition or other necessary changes will be deemed to be written on the Bond Certificate(s).
5. Regarding the matters related to the agenda 1 through 4 above in the Agreement with Commissioned Companies for Bondholders, the Paying Agents Agreement and the Recording Agency Agreement and other relevant documents relating to the Bonds, to approve or give powers and authorities to the Commissioned Companies for Bondholders or their representative, the Representative Paying Agent or the Recording Agency on each of their behalf or on behalf of the Bondholders to make necessary or desirable changes to the above documents or prepare or consent to new agreements and other documents with KEPCO or KDB.

If you have any queries on this Public Notice, please contact:

Aozora Bank, Ltd., Derivative & Structured Finance Division (Tel: 03-3262-0697, 9:00 - 17:00)


--------------------------------------------------------------------------------
Furthermore, presentation meetings for Bondholders are scheduled by KEPCO besides the Bondholders' Meeting.
Please contact International Finance Department of Daiwa Securities SMBC Co. Ltd. At 03-5202-3497 / 3505, Financial Advisor of KEPCO, if you have any queries about such presentation meetings.
--------------------------------------------------------------------------------

This exchange offer is made for securities of a non-U.S. company. The offer is subject to disclosure requirements of a country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws of the United States, since Korea Electric Power Corporation and The Korea Development Bank are located in a country outside of the United States, and some or all of their respective officers and directors may be residents of a country outside of the United States. You may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. It may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court's judgment.

         PUBLIC NOTICE CONCERNING CONVOCATION OF THE FIRST BONDHOLDERS'
       MEETING FOR KOREA ELECTRIC POWER CORPORATION JAPANESE YEN BONDS -
                               FIFTH SERIES (1995)


To the Bondholders                                            October 15th, 2003


    KOREA ELECTRIC POWER CORPORATION JAPANESE YEN BONDS - FIFTH SERIES (1995)


Commissioned Companies for Bondholders
Mizuho Corporate Bank, Ltd.                  Aozora Bank, Ltd.
The Bank of Tokyo-Mitsubishi, Ltd.           Shinsei Bank, Limited
The Nomura Trust and Banking Co., Ltd.


The Commissioned Companies for Bondholders will hold the First Bondholders' Meeting (the "Meeting") for the above captioned bonds (the "Bonds") as stated below. You or your attorney-in-fact are kindly invited to attend the Meeting. As the proposed agenda of the Meeting requires quorum for the resolutions, if you or your attorney-in-fact will not attend the Meeting, you are kindly requested to submit a Power of Attorney authorizing Mizuho Corporate Bank, Ltd., as the Representative Commissioned Company for Bondholders for the Bonds (the "Representative Commissioned Company for Bondholders") to act as your attorney-in-fact to the Representative Commissioned Company for Bondholders in advance upon reviewing the below mentioned Reference Material and identifying your vote on each agenda. Documents, which are available for your reference in exercising your voting right in the Meeting (the "Reference Material"), shall be kept at the Head Office of the Representative Commissioned Company for Bondholders and made available for perusal by the Bondholders during the period from Wednesday, October 15th, 2003 to one day prior to the convocation date of the Meeting. The Reference Material can be sent to the Bondholders upon receipt of their request after Wednesday, October 15th, 2003, therefore, you are requested to contact the Representative Commissioned Company for Bondholders, whose contact address are stated below. If you wish to exercise your voting right in the Meeting, please submit the Bond certificate(s) or recording certificate(s), as the case may be, to the Representative Commissioned Company for Bondholders for deposit, by 17:00, Monday, November 17th, 2003 (Tokyo time). (If you or your attorney-in-fact cannot attend the Meeting, you can submit a Voting Instruction in advance to exercise your voting right pursuant to the provision of Paragraph 1, Article 321-2 of the Commercial Code of Japan. However, according to Korea Electric Power Corporation, resolution on the agenda 2 below at the Meeting will become effective upon approval by the Korean court as well as by the Tokyo District Court, and the voting right exercise in writing is not allowed under the Commercial Code of Korea. Therefore, it is possible that such voting right exercise in writing in advance will not be regarded as valid by Korean court.)

1.   Date & Time         15:00, Tuesday, November 25th, 2003

2.   Place               Rodo Square Tokyo
                         13-14, Shintomi 1-chome, Chuo-ku, Tokyo, Japan
                         (Hacchobori Station (Hibiya Line / JR Keiyo Line),
                         2 minutes walk from Exit A3

3.   Purpose of the Meeting

Reason for Convocation of Bondholders' Meeting
Korea Electric Power Corporation ("KEPCO") has requested the Representative Commissioned Company for Bondholders to convene a Bondholders' Meeting to resolve (1) release of joint and several liabilities under the Bonds of KEPCO's six generation company subsidiaries, or Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd., Korea East-West Power Co., Ltd. and Korea Hydro & Nuclear Power Co., Ltd., (2) deletion of condition 23 (d) of the conditions of the Bonds (the "Conditions of Bonds"), (3) provision of guarantee of the Bonds by The Korea Development Bank ("KDB") in exchange for (1) and (2), and (4) other related amendments to the Conditions of Bonds or to other documents or addition thereto. The Commissioned Companies for Bondholders have deemed the above mentioned matters proposed to be resolved " to have a material effect on the interests of the Bondholders" as stated in condition 24 of the Conditions of Bonds and decided to convene the Bondholders' Meeting.

Agenda

1. To delete condition 23(d) of the Conditions of Bonds which states "If KEPCO ceases for any reason whatsoever to be a statutory juridical entity a majority of whose capital is directly or indirectly owned by the Republic of Korea, unless in each case the Republic of Korea or a legal entity duly created and validly existing under the laws of the Republic of Korea assumes the entire obligation of KEPCO under the Bonds, provided that such legal entity is engaged in substantially the same activities as those presently engaged in by KEPCO and is controlled by the Republic of Korea to such an extent as is satisfactory to the Commissioned Companies for Bondholders and provided further that in the reasonable judgment of the Commissioned Companies for Bondholders such assumption is not materially prejudicial to the interests of the Bondholders; or" in return for the joint and several guarantees by KDB of the obligation of KEPCO to the Bondholders under the Bonds.
2. To waive, in return for the joint and several guarantees by KDB, the joint and several liabilities of the six generation company subsidiaries, Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd., Korea East-West Power Co., Ltd. and Korea Hydro & Nuclear Power Co., Ltd., in respect of all obligations of KEPCO to the Bondholders under the Bonds, without affecting the obligations of KEPCO under the Bonds.
3. To agree that KDB will jointly and severally guarantee the obligation of KEPCO to the Bondholders under the Bonds if agenda 1 and 2 above are approved at the meeting.
4. To approve such changes in the Conditions of Bonds or addition of the Conditions of Guarantee as are necessary or desirable in consideration of agenda 1 through 3 above and to consent that such changes or addition or other necessary changes will be deemed to be written on the Bond Certificate(s).
5. Regarding the matters related to the agenda 1 through 4 above in the Agreement with Commissioned Companies for Bondholders, the Paying Agents Agreement and the Recording Agency Agreement and other relevant documents relating to the Bonds, to approve or give powers and authorities to the Commissioned Companies for Bondholders or their representative, the Representative Paying Agent or the Recording Agency on each of their behalf or on behalf of the Bondholders to make necessary or desirable changes to the above documents or prepare or consent to new agreements and other documents with KEPCO or KDB.

If you have any queries on this Public Notice, please contact:
Mizuho Corporate Bank, Ltd., International Corporate Banking Division (Tel:
03-5252-6400, 9:00 - 17:00)

--------------------------------------------------------------------------------
Furthermore, presentation meetings for Bondholders are scheduled by KEPCO besides the Bondholders' Meeting.
Please contact International Finance Department of Daiwa Securities SMBC Co. Ltd. at 03-5202-3497 / 3505, Financial Advisor of KEPCO, if you have any queries about such presentation meetings.
--------------------------------------------------------------------------------

This exchange offer is made for securities of a non-U.S. company. The offer is subject to disclosure requirements of a country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws of the United States, since Korea Electric Power Corporation and The Korea Development Bank are located in a country outside of the United States, and some or all of their respective officers and directors may be residents of a country outside of the United States. You may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. It may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court's judgment.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            KOREA ELECTRIC POWER CORPORATION

                                            By: /s/ Lee, Hi-Taek
                                            ------------------------------------
                                            Name: Lee, Hi-Taek
                                            Title: Chief Financial Officer

Date : October 15, 2003